Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Amsterdam, October 26, 2015

Re:	Koninklijke Philips N.V. – Form 20-F for the Fiscal Year Ended December 31, 2014 – Filed February 24, 2015 (File No. 001-05146-01)

Dear Mr. James,

Thank you for your letter dated October 13, 2015 setting forth one comment regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (the “2014 Form 20-F”) of Koninklijke Philips N.V. (“Philips” or the “Company”).

To facilitate your consideration of Philips’ response, we have included below the comment and have provided Philips’ response immediately following.

Philips acknowledges that (i) Philips is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) Philips may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Form 20-F for the Year Ended December 31, 2014

Item 18. Financial Statements

Note 26. Contingent Assets and Liabilities

Legal proceedings, page 184

1.	With respect to your response to comment 2, please note that while Item 8-A-7 of Form 20-F refers to significant effects, this rule should be considered in addition to, and not as a substitution of, the requirements of IFRS. Please tell us how you would compare the disclosure standards of IFRS, including IAS 37.86 and IAS 1.31, with the SEC’s Item 8-A7 of Form 20-F. For example, tell us how your disclosure would be different had you not applied the guidance in Item 8-A7 of Form 20-F.

Response:

Philips confirms that it applied the requirements of IFRS, including IAS 37.86 and IAS 1.31. In addition to considering the IFRS requirements the Company also considered Item 8-A7 of Form 20-F in preparing the 2014 20-F. In light of the facts and circumstances of the relevant matters, application of Item 8-A7 did not change the disclosure that resulted from the application of the relevant requirements of IFRS. The Company will continue to apply Item 8-A7 in addition to and not as substitution of the requirements of IFRS.

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Please direct any questions or comments regarding this letter to me or Mrs Shalene Koster, Head of Technical Accounting and Oversight, at + 31 20 59 77 142. We are available to discuss any of the foregoing with you at your convenience, and we thank you again for your consideration of our response to the comments of the staff.

Very truly yours,

/s/ Abhijit Bhattacharya

Abhijit Bhattacharya

Executive Vice President and Chief Financial Officer

Copyholders SEC Comment Letter Mr. Abhijit Bhattacharya to Mr. Martin James – October 26, 2015

Lynn Dicker

Kate Tillan

(Securities and Exchange Commission)

Delwin Witthoft

Shalene Koster

Marnix van Ginneken

Hessel Hilarides

(Koninklijke Philips N.V.)

John O’Connor

(Sullivan & Cromwell LLP)

Erik Weusten

(KPMG Accountants N.V.)